SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K




   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

                    For the year ended December 31, 1999
             and the one month period ended December 31, 1998

                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934


           For the transition period from __________ to ___________




                       Commission file number 1-2256



                       THRIFT PLAN OF EXXON CORPORATION

                         AND PARTICIPATING AFFILIATES


                           (Full title of the plan)


                           EXXON MOBIL CORPORATION


                      (Name of issuer of the securities)

                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298




                    (Address of principal executive office)

                      THRIFT PLAN OF EXXON CORPORATION

                        AND PARTICIPATING AFFILIATES



                                  INDEX






                                                                   Page
                                                                  -----
      Financial Statements

         Statement of Net Assets Available for Benefits at
         December 31, 1999, December 31, 1998 and
         November 30, 1998                                          3-5

         Statement of Changes in Net Assets
         Available for Benefits, for the
         Year ended December 31, 1999 and the
         One month period ended December 31, 1998                   6-7

         Notes to Financial Statements                             8-14

      Supplemental Schedules

         Schedule H, Item 4i-Schedule of Assets Held for
         Investment Purposes at December 31, 1999 (Exhibit 1)     15-23

         Item 27a - Schedule of Assets Held for Investment
         Purposes at December 31, 1998 (Exhibit 2)                24-33

         Item 27d - Schedule of Reportable Transactions
         At December 31, 1998 (Exhibit 3)                            34

      Report of Independent Accountants                              35

      Signature                                                      36

      Exhibit Index                                                  37

      Exhibit 23 - Consent of Independent Accountants                38






                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1999
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)                   $16,726               -         $16,726

Exxon Mobil Corp common stock           -          $1,737           1,737
                                  -------          ------         -------

        Total investments          16,726           1,737          18,463


Cash                                    2               -               2

Amounts due from employers              -             165             165

Amounts due from employees             13               -              13

Accrued interest                       31               -              31

Other receivables                       6               -               6
                                  -------          ------         -------

        Total assets               16,778           1,902          18,680
                                  -------          ------         -------


Liabilities


Payables and accrued liabilities        3              12              15

Long-term notes payable                 -             266             266

Commercial paper payable                -             171             171
                                  -------          ------         -------

        Total liabilities               3             449             452
                                  -------          ------         -------

Net assets available
 for benefits                     $16,775          $1,453         $18,228
                                  =======          ======         =======



The accompanying notes are an integral part of these financial statements.



                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1998
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)                   $ 9,912               -         $ 9,912

Exxon Corporation
  Class A preferred stock               -            $252             252

Short-term investments                  -              20              20
                                  -------          ------         -------

        Total investments           9,912             272          10,184


Cash                                    -               1               1

Amounts due from employers              -               6               6

Accrued interest                       39               -              39

Other receivables                      18               -              18
                                  -------          ------         -------

        Total assets                9,969             279          10,248
                                  -------          ------         -------


Liabilities


Payables and accrued liabilities       36               3              39

Long-term notes payable                 -             125             125
                                  -------          ------         -------

        Total liabilities              36             128             164
                                  -------          ------         -------

Net assets available
 for benefits                      $9,933            $151         $10,084
                                  =======          ======         =======




The accompanying notes are an integral part of these financial statements.



                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                November 30, 1998
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)                   $ 9,964               -         $ 9,964

Exxon Corporation
  Class A preferred stock               -            $275             275

Short-term investments                  -              11              11
                                  -------          ------         -------

        Total investments           9,964             286          10,250


Amounts due from employers              -               8               8

Dividends receivable                   33               -              33

Accrued interest                       36               -              36

Other receivables                       2               -               2
                                  -------          ------         -------

        Total assets               10,035             294          10,329
                                  -------          ------         -------


Liabilities


Payables and accrued liabilities       23               3              26

Long-term notes payable                 -             125             125
                                  -------           -----         -------

        Total liabilities              23             128             151
                                  -------           -----         -------


Net assets available
 for benefits                     $10,012            $166         $10,178
                                  =======           =====         =======



The accompanying notes are an integral part of these financial statements.



                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           YEAR ENDED DECEMBER 31, 1999
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------

Contributions:
  Employer                        $    18          $  101         $   119
  Employee                            180               -             180
                                  -------          ------         -------
      Total contributions             198             101             299
                                  -------          ------         -------

Investment income:
  Interest                            143               1             144
  Dividends                           137               3             140
  Special surplus allocation           20             (20)              0
  Net appreciation in fair value
    of investments                    945              22             967
                                  -------          ------         -------
      Total investment income       1,245               6           1,251
                                  -------          ------         -------

Interest & miscellaneous expense        -              (5)             (5)
LESOP conversions                      73            (177)           (104)
Benefit payments at fair value       (638)              -            (638)
Participant withdrawals
  at fair value                       (90)              -             (90)
Transfers in                            3               -               3
Transfers out at fair value          (195)              -            (195)
Transfer in from former Mobil
  Savings Plan                      6,218           1,405           7,623
Interfund transfers                    28             (28)              -
                                  -------          -------        -------

      Net increase                  6,842           1,302           8,144


Net assets available for benefits:

At the beginning of the year        9,933             151          10,084
                                  -------          ------         -------

At the end of the year            $16,775          $1,453         $18,228
                                  =======          ======         =======





The accompanying notes are an integral part of these financial statements.



                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     ONE MONTH PERIOD ENDED DECEMBER 31, 1998
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------

Contributions:
  Employer                         $    2           $  9          $    11
  Employee                             17              -               17
                                  -------          -----          -------
      Total contributions              19              9               28
                                  -------          -----          -------

Investment income:
  Interest                             13              -               13
  Dividends                             -              2                2
  Net depreciation in fair value
    of investments                    (72)           (17)             (89)
                                  --------         ------         --------
      Total investment income         (59)           (15)             (74)
                                  --------         ------         --------

LESOP conversions                       7             (7)               -
Benefit payments at fair value        (42)             -              (42)
Participant withdrawals
  at fair value                        (6)             -               (6)
Interfund transfers                     2             (2)               -
                                  --------         ------         --------

      Net decrease                    (79)           (15)             (94)


Net assets available for benefits:

At November 30, 1998               10,012            166           10,178
                                  --------         ------         -------

At December 31, 1998               $9,933           $151          $10,084
                                  =======          ======         =======











The accompanying notes are an integral part of these financial statements.



                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES


                         NOTES TO FINANCIAL STATEMENTS


Note 1:  Description of the Plan

On November 30, 1999, a wholly-owned subsidiary of Exxon Corporation ("Exxon") merged with Mobil Corporation ("Mobil") so that Mobil became a wholly-owned subsidiary of Exxon. At the same time, Exxon changed its name to Exxon Mobil Corporation ("ExxonMobil"). Subsequently, effective December 30, 1999, the Employee Savings Plan of Mobil Oil Corporation ("Mobil Plan") with a current value of net assets totaling $7,656 million was merged with the Thrift Plan in the Benefit Plan of Exxon Corporation and Participating Affiliates ("Thrift Plan", also called the "Thrift Fund") with the Thrift Plan being the surviving plan. The net assets of the Mobil Plan on December 30, 1999 included employer contributions receivable of $33 million which were concurrently funded with shares from the Preferred Stock Fund (see Note 6).

The participants in the Thrift Plan are eligible employees and former employees of ExxonMobil and certain affiliated employers. The terms and conditions of the Thrift Plan are fully contained in the Thrift Plan of Exxon Corporation and Participating Affiliates document ("Plan Document") dated January 1, 1999. Effective January 1, 2000, the Plan Document was amended and the Thrift Plan was renamed the ExxonMobil Savings Plan. The Thrift Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.

The Plan permits participant contributions of up to 18 percent of compensation and employer contributions of up to 7 percent of compensation. Other Thrift Plan provisions including eligibility, enrollment, vesting, participation, forfeiture, loans, withdrawals, distributions, and federal tax treatment of a qualified plan and trust, are described in detail in the Plan Document. Also set forth in the Plan Document are the investment features of the Thrift Plan including investments in ExxonMobil stock, equity investment options, asset allocation options, fixed-income options, and capital preservation options.

The plan year of the Thrift Plan that commenced December 1, 1998, ended on December 31, 1998 as provided by a plan amendment that changed the plan year of the Thrift Fund to coincide with the calender year.














                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES


                         NOTES TO FINANCIAL STATEMENTS

Note 2:  Accounting Policies

The accounting records of the Thrift Plan are maintained on the accrual basis.

Investments are stated at current value. Current values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. Exxon Corporation Class A preferred stock held in the Exxon Corporation Preferred Stock Fund is stated at current value as measured by the value of common shares to which it was convertible. The Merrill Lynch Floating Rate Long-Term Fixed Income Fund is stated at current value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out, and withdrawals. The average crediting interest rate of the Merrill Lynch Floating Rate Long-Term Fixed Income Fund for the period ended December 31, 1999 was 6.1%. Crediting rates fluctuate with the activities of the underlying contracts. This investment choice has no fixed term, nor a minimum crediting interest rate.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The Thrift Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in Exxon Mobil Corporation Common Stock.

During the year ended December 31, 1999 and the one month period ended December 31, 1998, $398,723 and $6,740, respectively, of employers' matching contributions were forfeited by terminating employees before those amounts became vested. Such forfeited amounts are used to fund future employer contributions.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Thrift Fund. Transfers out include a plan-to-plan transfer of the balances of former ExxonMobil employees who became employees of the Infineum USA, L.P. joint venture.









                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES


                         NOTES TO FINANCIAL STATEMENTS

Note 3:  Revalued Cost Basis Gains and Losses

The Department of Labor ("DOL") requires that the components of net appreciation (depreciation) for investments held in the Exxon Mobil Corporation Common Stock Fund, investments held in the Common Asset Fund, and investments held in the Exxon Mobil Corporation ESOP Fund be segregated and calculated on a revalued cost basis for ERISA annual ("Form 5500") reporting purposes. Under the revalued cost basis, realized gains and losses on investments sold are calculated as proceeds less market value at the beginning of the year or, if acquired during the year, historical cost. Unrealized gains and losses are calculated as market value of assets at the end of the year less market value at the beginning of the year or, if acquired during the year, historical cost.

For fixed income securities in the Common Asset Fund and the Exxon Mobil Corporation ESOP Fund, gains and losses are calculated on the basis of specific security identification. For ExxonMobil common stock, gains and losses are calculated assuming a first-in, first-out methodology for total shares in the portfolio for all shares sold by participants.

For the year ended December 31, 1999, the one month period ended
December 31, 1998, and the year ended November 30, 1998, these components of net appreciation (depreciation) were:

                    Common Asset          Exxon Mobil
                    Fixed Income             Corp             ExxonMobil
                     Securities          Common Stock            ESOP
                        Fund                 Fund                Fund
                  ------------------ --------------------  -----------------
                  1999  12/98  11/98   1999  12/98  11/98   1999 12/98 11/98
                  ----  -----  -----   ----  -----  -----   ---- ----- -----
                                   (millions of dollars)

Realized G/(L)   $ (7) $ (.1)  $(4)    $ 74 $  (2) $  150    $19 $   -  $21

Unrealized G/(L)  (21)  (1.3)   11      573  (150)  1,051      -   (17)  52
                 -----  ----- -----   ----- -----  ------    --- ------ ----
Net Appreciation $(28) $(1.4)  $ 7     $647 $(152) $1,201    $19 $ (17) $73
(Depreciation)


Note 4:  Tax Status

The Trustee believes that the Plan is a qualified plan under IRC Section 401(a) and that the related trust is exempt from tax under IRC section 501(a). On August 28, 1997, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Thrift Plan under Section 401(a) of the Internal Revenue Code ("IRC").
The Plan has been amended since the determination letter was received.
The Trustee believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES


                         NOTES TO FINANCIAL STATEMENTS

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock, management fees, brokerage commissions, and administrative expenses. The participating employers also pay miscellaneous administrative expenses on behalf of the Thrift Plan.


Note 6:  ExxonMobil ESOP Fund (formerly Exxon Corporation Preferred Stock
Fund)

An employee stock ownership plan was incorporated into the Thrift Plan on August 1, 1988. This plan is commonly referred to as the Direct Dividend Account ("DDA") and is described in detail in the Plan Document. In 1989, the plan was leveraged when the Trustee-Thrift Trust borrowed $1.0 billion at a floating rate of interest under the terms of notes, guaranteed by Exxon Corporation. The Trustee used the proceeds of the borrowing to purchase 16,349,945 shares of newly issued Exxon Corporation Class A preferred stock ("Preferred Stock") for $61.50 per share which was convertible into Exxon Corporation common stock. After the common stock split on March 14, 1997, when the common share price exceeded $30.75, one share of preferred stock was convertible into two shares of common stock. When the price was $30.75 or less, one share of preferred was convertible into common shares having a total value of $61.50. Dividends on the Preferred Stock were cumulative and payable in an amount per share equal to $4.68 per annum. Dividends on the Preferred Stock of $4 million, $2 million, and $12 million were paid during the year ended December 31, 1999, the one month period ended
December 31, 1998, and the year ended November 30, 1998, respectively, and covered interest payments of $2 million, $1 million, and $8 million on the notes. During the one month period ended December 31, 1998 and the year ended November 30, 1998, 113,153 and 1,397,641 shares of Preferred Stock, respectively, were converted into common stock. During the plan year ended December 31, 1999, the remaining shares of Preferred Stock totaling 1,718,697 shares were converted to common stock.

During the year ended December 31, 1999, the one month period ended December 31, 1998, and the year ended November 30, 1998, principal payments of $125 million, $0 million, and $100 million, respectively, were made on the notes. The interest rate on the notes ranged from 3.78% to 5.70% for the year ended December 31, 1999, 3.88% to 5.70% for the one month period ended December 31, 1998, and 3.94% to 5.28% for the year ended November 30, 1998. The final principal payment of $125 million was made during 1999. The remaining Preferred Stock was converted into common stock and allocated to participant accounts as of December 31, 1999 in accordance with the Thrift Plan provisions and applicable law.







                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES


                         NOTES TO FINANCIAL STATEMENTS

Upon merger of the Thrift Plan and the Mobil Plan on December 30, 1999, future contributions to the employee stock ownership plan (ESOP) were eligible for funding from the ESOP trust established in November 1989 by Mobil. In 1989, the ESOP trust, supported by a Mobil guarantee, privately placed $800,000,000 of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 205,788 shares of Mobil Series B Convertible Preferred Stock at a price equal to liquidation value, or $3,887.50 per share. Following the merger of Exxon and Mobil, each outstanding share of Mobil Series B Convertible Preferred Stock was converted into one share of ExxonMobil Class B Preferred Stock, with similar terms. In December 1999, each unit of ExxonMobil's Class B Preferred Stock was converted into 132.015 shares of ExxonMobil Common Stock, and the accrued dividends on units of ExxonMobil Preferred Stock were converted into shares of ExxonMobil Common Stock.

On February 27, 1990, the ESOP trust issued and Mobil guaranteed $800 million of 9.17% Sinking Fund Debentures due February 29, 2000, pursuant to Rule 415 under the Securities Act of 1933. The ESOP trust used the proceeds to retire the floating interest rate notes due November 22, 2004. As of December 31, 1999, $60.6 million of these debentures were still outstanding.

Through December 31, 1999, the ESOP trust issued and ExxonMobil guaranteed an aggregate of $275 million of medium-term notes under a $300 million shelf registration statement filed with the Securities and Exchange Commission pursuant to Rule 415. The proceeds of the sales of the issued notes were used to retire identical principal amounts of existing ESOP trust debt. Interest on these notes is due semi-annually. On March 12, 1999, the Securities and Exchange Commission declared effective a new shelf registration that would have permitted the offer and sale by the ESOP trust of an additional $475 million in debt securities, guaranteed by Mobil, pursuant to Rule 415. Subsequent to the November 30, 1999 merger of Exxon and Mobil, the new shelf registration was withdrawn.




















                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES


                         NOTES TO FINANCIAL STATEMENTS

A summary of the outstanding medium-term notes as of December 31, 1999 is as follows:

     Date of                      Interest      Maturity
     Issuance        Amount         Rate          Date
     --------     ------------    --------      --------

     8/31/96        25,000,000     6.700%        8/31/00
     8/31/96        15,000,000     6.625%        2/28/01
     2/28/97        25,000,000     6.250%        8/31/01
     2/28/97        10,000,000     6.300%        9/03/02
     9/02/97        40,000,000     6.375%        8/31/01
     3/02/98        25,000,000     5.875%        9/03/02
     3/02/98        20,000,000     5.900%        2/28/03
     8/31/98        45,000,000     5.800%        9/02/03
                  ------------
                  $205,000,000
                  ============

Principal and interest payments on the debentures and medium-term notes are due semi-annually. Principal maturities by calendar year are as follows:
$85,600,000 in 2000; $80,000,000 in 2001; $35,000,000 in 2002; and
$65,000,000 in 2003.

On February 4, 1999, the ESOP trust established a commercial paper program under which the ESOP trust may sell to institutional investors up to $500 million of short-term notes. The proceeds of the sales of such notes will be used for the same purposes as the proceeds of the debt securities issued by the ESOP trust under the above mentioned shelf registrations. On
March 1, 1999, the ESOP trust issued and Mobil guaranteed $115,090,808 of 4.973% notes, due August 31, 1999 . The proceeds were used in part to retire in advance of their normal maturity dates $70,000,000 of medium-term notes. On August 31, 1999, the Trust retired the 4.973% notes and issued Mobil-guaranteed notes of $170,954,960 at 5.72%, due February 29, 2000.


Note 7:  Claims Incurred But Not Paid

The Thrift Plan reports benefits paid on a cash basis as required under generally accepted accounting principles. For Form 5500 reporting purposes, claims incurred but not paid of $19 million, $12 million, and $19 million for the year ended December 31, 1999, the one month period ended
December 31, 1998, and the year ended November 30, 1998, respectively, are reported on an accrual basis. As such, the net assets available for benefits reflected for Form 5500 purposes are $18,209 million, $10,072 million, and $10,159 million for the year ended December 31, 1999, the one month period ended December 31, 1998, and the year ended November 30, 1998, respectively.





                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES


                         NOTES TO FINANCIAL STATEMENTS

Note 8:  Investments

The following presents investments that represent 5% or more of the Plan's net assets available for benefits.

                                     (millions of dollars)
                       December 31         December 31        November 30
                          1999                1998                1998
                       -----------         -----------        -----------

ExxonMobil
Common Stock             $9,556              $5,938              $6,144

ExxonMobil
Common Stock
(non-participant
directed)                 1,737                   -                   -

Equity Portfolio Fund     1,146                 994                 944

Jennison Equity Fund      1,581                   -                   -


Note 9:  Subsequent Events

During 2000, assets may be subject to transfer out of the ExxonMobil Savings Plan related to the accounts of participants employed by employers divested as a condition of approval by the Federal Trade Commission of the merger of Exxon and Mobil.
























                                                                EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                             SCHEDULE H - ITEM 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/99
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
COMMON ASSET FUND
-----------------
  CORPORATE BONDS
3M DEUTSCHLAND GMBH             5.750%  07/30/01   $    3,000  $    2,947
ABBEY NATIONAL TREASURY SERV    6.250%  06/30/00        6,785       6,773
AMERICAN EXPRESS CR ACCT        6.800%  12/15/03       30,110      30,124
AMERICAN EXPRESS CR ACCT        6.400%  04/15/05        9,550       9,448
AMERICAN EXPRESS MSTR TR        5.375%  07/15/01       40,255      39,914
AMERICAN INTL GROUP INC M/T/N   4.875%  10/30/00        2,588       2,550
ASSOCIATES CORP NA M/T/N        6.200%  02/15/00        3,500       3,502
BANC ONE AUTO GRANTOR TR        6.100%  10/15/02        2,546       2,545
BANC ONE AUTO GRANTOR TR        6.550%  02/15/03        1,295       1,296
BANC ONE AUTO GRANTOR TR        6.270%  11/20/03        9,911       9,887
BANC ONE AUTO GRANTOR TR        6.290%  07/20/04       12,412      12,346
BANC ONE CR CARD MSTR TR        6.150%  07/15/02        2,750       2,748
BANKBOSTON RECR VEH             6.390%  01/15/03        7,345       7,224
BARNETT AUTO TR                 6.030%  11/15/01        4,298       4,298
BAYERISCHE LANDESBANK U S FIN   6.650%  01/26/00        9,250       9,255
BAYERISCHE VEREINSBANK          8.125%  01/27/00       25,000      25,022
BELLSOUTH TELECOMM INC NT       6.500%  02/01/00        4,000       4,001
BMW VEHICLE OWNER TRUST         6.410%  04/25/03        5,000       4,973
BMW VEHICLE OWNER TRUST         6.160%  12/25/01        5,000       4,992
BP AMER INC                     9.375%  11/01/00        8,500       8,696
BP AMER INC                     7.875%  05/15/02        4,000       4,087
BP AMERICA INC E/M/T/N          5.750%  07/30/01       15,800      15,538
BRIDGESTONE/FIRESTONE MSTR      6.170%  07/01/03        9,167       9,159
BRITISH TELECOM PLC 6.75        6.750%  04/25/02       20,000      19,930
CALIFORNIA INFRASTRUCTURE &     6.160%  06/25/03        2,000       1,987
CALIFORNIA INFRASTRUCTURE &     6.170%  03/25/03        2,000       1,988
CALIFORNIA PETE TRANS CORP      7.350%  04/01/00       18,160      18,209
CAPITAL AUTO REC ASSET          5.580%  06/15/02       30,000      29,692
CAPITAL AUTO REC ASSET          6.250%  03/15/03       25,000      24,859
CATERPILLAR FINL ASSET TR       5.900%  03/25/02       10,000       9,968
CHASE CREDIT CD MSTR TR         6.230%  06/15/03        4,126       4,115
CHASE CREDIT MSTR CD TR         5.550%  09/15/03       32,000      31,616
CHASE CREDIT MASTER TR          6.230%  04/15/05        6,000       5,914
CHASE MANH AUTO OWNER TR        6.350%  02/15/01        1,195       1,196
CHASE MANH AUTO OWNER TR        6.500%  12/17/01        4,894       4,883
CHASE MANH AUTO OWNER TR        5.700%  09/17/01        2,742       2,738
CHASE MANH AUTO OWNER TR        5.800%  12/16/02        9,420       9,301
CHASE MANH AUTO OWNER TR        5.750%  10/15/01        6,432       6,422
CHASE MANH AUTO OWNER TR        5.850%  05/15/03       10,000       9,837
CHASE MANH GRANTOR TR           5.200%  02/15/02        1,320       1,315


                                                                EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                             SCHEDULE H - ITEM 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/99
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
CIT RV OWNER TR                 5.400%  12/15/11   $    4,891  $    4,841
CIT RV TR                       5.780%  07/15/08       10,000       9,795
CITIBANK CR CARD MSTR TR I      6.550%  02/15/04        5,000       4,966
CITIBANK CR CARD MSTR TR I      5.750%  01/15/03       32,330      31,977
CITIBANK CR CARD MSTR TR I      5.850%  04/10/03       31,000      30,619
COMMERCIAL CR GROUP INC NT      8.250%  11/01/01       10,200      10,427
CORESTATES HOME EQ TR           5.100%  03/15/09          898         888
CWABS INC                       7.170%  12/25/17        5,000       4,981
DAIMLIER-BENZ AUTO GR TR 1997-  6.050%  03/20/05        3,900       3,885
DEERE JOHN OWNER TR             5.466%  08/15/01       10,000       9,962
DISCOVER CARD MASTER TR I       5.800%  09/16/03       17,000      16,787
DISCOVER CARD MASTER TR I       5.300%  08/15/04       20,500      19,860
DISCOVER CARD MASTER TR I       5.900%  10/15/04        2,000       1,957
DISCOVER CARD MASTER TRUST I    5.750%  10/16/03       15,180      14,964
ELI LILLY AND CO                8.125%  02/07/00       10,000      10,010
EURO INV BANK                   7.625%  03/15/00        1,300       1,303
FIFTH THIRD AUTO GR TRUST       6.450%  03/15/02        3,044       3,047
FIFTH THIRD BK AUTO TR 1996-A   6.200%  09/15/01        1,844       1,844
FIRST SEC AUTO GR TR            6.300%  08/15/03        3,168       3,169
FIRST SECURITY AUTO GR TRUST    5.970%  04/15/04       17,169      17,043
FIRST SECURITY AUTO OWNR TRUS   5.492%  04/15/02       13,081      13,054
FIRST SECURITY AUTO OWNR TRUST  5.182%  06/15/01        2,263       2,263
FIRST USA BK NA WILMINGTON      6.125%  06/25/01       15,000      14,856
FLEETWOOD CR 1993-B GRANTOR TR  4.950%  08/15/08        1,145       1,111
FLEETWOOD CR 1994-B GRANTOR TR  6.750%  03/15/10        1,246       1,242
FORD CR AUTO OWNER TR           6.050%  04/15/01        1,862       1,862
FORD CR AUTO OWNER TR           5.650%  10/15/01       16,800      16,772
FORD CR AUTO OWNER TR           5.850%  10/15/01        9,422       9,405
FORD CR AUTO OWNER TR           5.310%  11/15/01        6,125       6,074
FORD CR AUTO OWNER TR           5.730%  11/15/00          200         200
FORD CR AUTO OWNER TR           5.860%  10/15/02       10,000       9,862
FORD CR AUTO OWNER TR           5.900%  06/15/02        6,300       6,234
FORD CR AUTO OWNER TR           5.800%  06/15/02       14,600      14,437
FORD CR AUTO OWNER TR           6.200%  04/15/02        6,000       5,986
GE CAP MTG SVCS INC             6.870%  09/25/08        4,275       4,257
GE CAP MTG SVCS INC             6.995%  09/25/13        5,000       4,970
GEN ELEC CAP CORP               8.000%  02/14/00        1,500       1,502
GEN ELEC CAP CORP E/M/T/N       6.250%  03/27/01        9,419       9,352
GENERAL ELEC CAP CORP M/T/N     6.020%  05/04/01        9,150       9,076
GENERAL ELEC CAP CORP M/T/N     5.770%  08/27/01        5,000       4,927
GENERAL ELEC CAP CORP M/T/N     5.280%  01/08/02        2,000       1,944
GENERAL ELEC CAP CORP M/T/N     5.890%  05/15/00       15,000      14,997
GENERAL ELEC CAP CORP M/T/N     7.265%  04/10/00        3,900       3,914


                                                                EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                             SCHEDULE H - ITEM 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/99
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
GENERAL ELEC CAP CORP M/T/N     5.720%  07/16/01   $    8,000  $    7,888
GENERAL ELEC CAP CORP M/T/N     5.264%  01/07/02        2,000       1,943
GENERAL ELEC CAP CORP           7.375%  05/09/01        4,000       4,026
GILLETTE CO 5.75 03AUG2001      5.750%  08/03/01        8,082       7,940
GMAC GRANTOR TR                 6.500%  04/15/02        2,672       2,673
GMACM MTG LN TR                 0.000%  08/25/29        5,501       5,453
HARLEY-DAVIDSON EAGLEMARK       5.840%  10/15/03        8,054       7,977
HARLEY-DAVIDSON EAGLEMARK       6.220%  02/15/04        4,832       4,807
HELLER EQUIP ASSET RECEIVABLES  5.500%  07/13/03       10,000       9,823
HITACHI FINANCE(UK 6.625        6.625%  06/06/00        5,000       4,991
HONDA AUTO LEASE TR             5.875%  10/15/01        6,500       6,499
HONDA AUTO REC 1999-1           5.300%  09/15/02       27,500      27,069
HONDA AUTO REC 1999-1           5.186%  06/15/01        5,821       5,807
HONDA AUTO REC CL A             5.850%  02/15/03        9,485       9,466
HONDA AUTO REC GRANTOR          5.950%  05/15/03       16,968      16,908
HOUSEHOLD AFFINITY CR CD        5.600%  05/15/02       25,324      25,244
HOUSEHOLD HOME EQ LN TR         6.875%  10/20/23       10,000       9,940
IADB                            9.500%  04/11/00        8,700       8,764
INT AMER DEV BANK E/M/T/N       5.300%  12/20/00        2,500       2,468
INTER-AMERICAN DEV BK           3.100%  09/17/01        3,000       2,829
INTER AMERICAN BK 5.5 E M/T/N   5.500%  12/19/00        7,000       6,924
INTER AMERICAN DEV BANK         6.375%  08/01/00        3,150       3,143
INTERNATIONAL BANK RECON+DEVP   3.000%  02/05/01       14,900      14,337
INTERNATIONAL TELECOM SATELLITE 6.750%  01/19/00       17,355      17,353
KEY AUTO FIN TR                 6.150%  10/15/01        2,949       2,949
KEY AUTO FINANCE TR             6.150%  03/15/04        8,292       8,292
KFW INTL FIN INC                9.500%  12/15/00       12,710      13,069
KFW INTL FIN INC                9.125%  05/15/01        1,525       1,573
KFW INTL FINANCE 8.125 GTD NTS  8.125%  10/30/01        3,000       3,064
KIMBERLY CLARK CORP             9.000%  08/01/00        8,000       8,126
KIMBERLY CLARK CORP             8.625%  05/01/01       13,350      13,697
MELLON AUTO GRANTOR TR          5.460%  10/17/05       19,016      18,701
MERRILL LYNCH & CO INC          6.700%  08/01/00        2,840       2,844
MERRILL LYNCH & CO INC M/T/N    6.380%  07/18/00        6,400       6,405
MERRILL LYNCH & CO INC M/T/N    6.250%  07/25/00        4,755       4,755
MERRILL LYNCH & CO INC M/T/N    6.330%  08/25/00        1,000       1,000
NATIONSBANK DALLAS TX N A       6.350%  03/15/01       12,000      11,931
NORWEST CORP M/T/N              7.125%  04/01/00        1,400       1,404
NORWEST FINL INC                7.250%  03/15/00        2,500       2,505
OLYMPIC AUTOMOBILE REC TR       6.850%  06/15/01          541         541
OESTERREICHE KONTROLBANK        9.125%  07/12/00        9,500       9,611
PREMIER AUTO TR                 5.070%  07/08/02        3,950       3,879
PREMIER AUTO TR                 5.690%  06/08/02       30,000      29,730


                                                                EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                             SCHEDULE H - ITEM 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/99
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
PREMIER AUTO TR                 5.630%  08/06/01   $    8,672  $    8,657
PREMIER AUTO TR                 5.490%  02/10/03        3,000       2,948
PREMIER AUTO TR                 6.250%  08/06/01          117         117
PREMIER AUTO TR                 5.770%  01/06/02       14,000      13,973
PREMIER AUTO TR                 5.690%  11/08/02       15,000      14,804
PROCTER & GAMBLE CO             8.700%  08/01/01        3,900       4,024
PROCTER & GAMBLE CO NT          9.625%  01/14/01       21,790      22,456
ROCKWELL INTL CORP NT           8.375%  02/15/01        1,000       1,016
SEARS CR ACCOUNT MSTR TR II     5.800%  08/15/05        5,450       5,386
SEARS CR ACCOUNT MSTR TR II     6.200%  02/16/06        4,000       3,974
SHELL CDA LTD CDN$ DEB          8.875%  01/14/01        4,500       4,594
SMITHKLINE BEECHAM CAP INC      6.750%  10/30/01        1,015       1,012
SMITHKLINE BEECHAM CORP M/T/N   6.625%  10/01/01        1,500       1,499
SOUTHERN NEW ENGLAND M/T/N      8.000%  11/20/01        2,300       2,341
SOUTHWESTERN BELL TEL CO        6.375%  04/01/01       14,690      14,576
SOUTHWESTERN BELL TEL CO M/T/N  6.400%  04/22/02        4,500       4,433
SOUTHWESTERN BELL TEL CO M/T/N  7.000%  11/15/02        1,500       1,494
STATOIL                         6.250%  10/10/00        2,640       2,629
TOYOTA AUTO REC 1999-A          5.800%  12/17/01       25,000      24,919
TOYOTA AUTO REC 1999-A          6.150%  08/16/04        6,001       5,935
TOYOTA AUTO REC GRANTOR TR      6.450%  04/15/02        6,164       6,168
UNILEVER 6.625 29MAY2001        6.625%  05/29/01        4,500       4,484
UNILEVER CAPITAL CORP           9.250%  03/29/00       29,700      29,825
UNITED PARCEL SERV              6.250%  07/07/00       27,904      27,848
USAA AUTO LN GRANTOR TR         6.100%  02/15/06       15,253      15,118
USAA AUTO LN GRANTOR TR         5.800%  01/15/05       10,009       9,922
USAA AUTO LN GRANTOR TR         6.000%  05/15/04        4,791       4,769
WACHOVIA BK N C N A BK NOTE     6.300%  03/15/01        5,000       4,972
WACHOVIA BK N C N A M/T/N       5.400%  02/20/01       13,500      13,301
WAL MART STORES                 9.100%  07/15/00       34,136      34,646
WAL MART STORES                 6.125%  11/21/00        5,701       5,662
WAL MART STORES INC             6.150%  08/10/01        5,000       4,964
WAL-MART STORES INC             8.625%  04/01/01        7,711       7,886

                                                   ---------- -----------
    TOTAL CORPORATE BONDS                          $1,441,079  $1,434,617









                                                                EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                             SCHEDULE H - ITEM 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/99
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------

    GOVERNMENT BONDS

FEDERAL FARM CR BKS CONS        5.125%  04/02/01   $   30,000  $   29,512
FEDERAL FARM CR BKS CONS  M/T/N 4.850%  10/23/01       15,000      14,575
FEDERAL FARM CR BKS CONS  M/T/N 6.450%  04/03/00        1,700       1,702
FEDERAL FARM CR BKS CONS M/T/N  5.560%  08/27/01       19,980      19,687
FEDERAL FARM CR BKS CONS M/T/N  5.570%  03/23/01        6,500       6,434
FEDERAL FARM CR BKS CONS M/T/N  6.280%  06/20/01        1,800       1,795
FEDERAL FARM CR BKS CONS M/T/N  5.800%  10/10/00        1,700       1,693
FEDERAL FARM CR BKS CONS M/T/N  4.960%  01/11/01       10,000       9,860
FEDERAL HOME LN BANK NT         7.280%  07/25/01        2,000       2,021
FEDERAL HOME LN BKS             5.375%  03/02/01       21,800      21,541
FEDERAL HOME LN BKS             5.040%  10/26/00        3,000       2,969
FEDERAL HOME LN BKS             5.630%  06/22/01        1,305       1,289
FEDERAL HOME LN BKS             5.500%  07/14/00        8,445       8,413
FEDERAL HOME LN BKS             5.620%  08/10/00        2,400       2,391
FEDERAL HOME LN BKS             5.750%  04/30/01        2,515       2,491
FEDERAL HOME LN BKS             5.645%  03/23/01        8,000       7,923
FEDERAL HOME LN BKS             5.610%  06/22/01       10,000       9,872
FEDERAL HOME LN BKS             5.710%  03/16/01        1,250       1,239
FEDERAL HOME LN BKS             5.500%  04/14/00        2,050       2,046
FEDERAL HOME LN BKS             6.580%  09/20/01        1,000       1,000
FEDERAL HOME LN BKS             5.125%  04/17/01       15,000      14,756
FEDERAL HOME LN BKS CONS        6.360%  03/21/01        1,000         998
FEDERAL HOME LN BKS CONS BD     7.260%  09/06/01        4,125       4,170
FEDERAL HOME LN BKS CONS BD     6.670%  04/06/01        1,000       1,002
FEDERAL HOME LN BKS CONS BD     6.145%  01/28/00        3,000       3,000
FEDERAL HOME LN BKS DEB         5.890%  07/24/00        1,000         998
FEDERAL HOME LN BKS DEB         4.395%  10/23/00       15,000      14,770
FEDERAL HOME LN BKS DEB         5.190%  03/01/01       10,000       9,859
FEDERAL HOME LN BKS DEB         5.010%  09/21/00       19,675      19,497
FEDERAL HOME LN BKS DEB         4.960%  09/29/00        2,000       1,981
FEDERAL HOME LN BKS DEB         4.630%  10/09/01       20,000      19,362
FEDERAL HOME LN BKS DEB         4.955%  11/20/01       10,000       9,716
FEDERAL HOME LN BKS DEB         4.885%  12/28/00        1,410       1,390
FEDERAL HOME LN BKS DEB         5.620%  01/12/01        4,000       3,969
FEDERAL HOME LN BKS DEB         4.735%  12/15/00       11,225      11,053
FEDERAL HOME LN BKS M/T/N       8.000%  09/11/01        1,000       1,023
FEDERAL HOME LN MTG CORP        7.060%  06/25/16       10,000       9,995
FEDERAL HOME LN MTG CORP DEB    6.565%  05/23/01        1,000       1,001
FEDERAL HOME LN MTG CORP REMIC  6.720%  08/25/16        9,000       8,889
FEDERAL HOME LOAN MTG 6.00      6.000%  04/25/00       17,600      17,594


                                                                EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                             SCHEDULE H - ITEM 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/99
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
FEDERAL HOME LN MTGE CORP       5.500%  05/15/02   $   28,000  $   27,309
FEDERAL HOME LOAN BANK          5.520%  01/22/01        1,000         991
FEDERAL HOME LOAN BANK CONS BD  5.500%  08/13/01       10,000       9,856
FEDERAL NATL MTG ASSN GTD REMIC 5.750%  09/25/07       25,000      24,507
FEDERAL NATL MTG ASSN M/T/N     6.375%  08/14/01        1,000         998
FEDERAL NATL MTG ASSN M/T/N     6.160%  04/03/01        6,000       5,979
FEDERAL NATL MTG ASSN M/T/N     6.400%  05/02/01        5,350       5,342
FEDERAL NATL MTG ASSN M/T/N     5.200%  09/14/00       22,000      21,831
FEDERAL NATL MTG ASSN M/T/N     4.450%  10/16/00        5,000       4,928
FEDERAL NATL MTG ASSN M/T/N     5.720%  01/09/01        4,000       3,974
FEDERAL NATL MTG ASSN           5.375%  03/15/02       15,000      14,634
FEDERAL NATL MTG ASSN #190778   6.000%  05/01/01        5,301       5,267
FEDERAL NATL MTG ASSN #247817   6.000%  11/01/00          558         554
FEDERAL NATL MTG ASSN #303277   6.000%  06/01/01       13,807      13,720
FEDERAL NATL MTG ASSN #313201   6.000%  06/01/01        9,499       9,384
FEDERAL NATL MTG ASSN M/T/N     6.650%  09/04/01        1,210       1,212
FEDERAL NATL MTG ASSN M/T/N     4.720%  12/11/00        5,000       4,925
FEDERAL NATL MTG ASSN M/T/N     5.490%  08/18/00        8,960       8,916
FEDERAL NATL MTG ASSN M/T/N     5.550%  08/10/00        5,000       4,979
FEDERAL NATL MTG ASSN M/T/N     6.180%  03/15/01        1,500       1,496
FEDL HOME LOAN MTG CORP         7.900%  09/19/01        1,875       1,915
FEDL HOME LOAN MTG CORP#G40343  5.500%  12/01/00       12,635      12,554
FEDL HOME LOAN MTG CORP#L80028  6.000%  07/01/00          763         759
FEDL HOME LOAN MTG CORP#M80169  6.000%  05/01/00        1,839       1,830
FEDL HOME LOAN MTG CORP#M80306  5.500%  01/01/01        2,982       2,941
FEDL HOME LOAN MTG CORP#N93561  6.000%  05/01/00          942         937
FEDL HOME LOAN MTG CORP#N94196  6.000%  08/01/00          572         569
INTER AMERN DEV BK              8.500%  05/01/01        7,800       7,993
                                                   ----------  ----------
   TOTAL GOVERNMENT BONDS                          $  510,073  $  503,776

   CERTIFICATE OF DEPOSITS

FCC NATIONAL BANK C/D           5.550%  04/26/02   $   15,000  $   14,834
GREENWOOD TR CO DEL C/D         5.800%  03/20/00       15,000      14,997
GREENWOOD TR CO DEL C/D         5.100%  10/09/00       10,000       9,921
                                                   ----------  ----------
   TOTAL CERTIFICATE OF DEPOSITS                   $   40,000  $   39,752
                                                   ----------  ----------
   TOTAL FIXED INCOME
     SECURITIES                                    $1,991,152  $1,978,145




                                                                EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                             SCHEDULE H - ITEM 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/99
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
   SHORT TERM INVESTMENTS

BEAR STEARNS MASTER NOTE                02/01/00   $    5,031  $    5,031
GOLDMAN SACHS & CO MASTER NOTE          02/01/00       11,046      11,046
COLLECTIVE SHORT TERM INVEST FD         01/00/00       48,494      48,494
SEI DAILY INCOME TR PRIME OBLIG CL-A#34 01/00/00       30,976      30,976
                                                   ----------  ----------
  TOTAL SHORT TERM INVESTMENTS                     $   95,547  $   95,547

PARTICIPANT LOANS
 (ANNUAL INTEREST RATES
  FROM 9.0 TO 7.5,
  MAXIMUM PERIOD OF
  REPAYMENT IS 60 MONTHS)                   N/A    $  152,410  $  152,410
                                                   ----------  ----------

TOTAL COMMON ASSET INVESTMENTS                     $2,239,109  $2,226,102
                                                   ==========  ==========



























                                                                EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                             SCHEDULE H - ITEM 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/99
                            (thousands of dollars)


                                         SHARES/                 CURRENT
                                          UNITS         COST       VALUE
FUND/ISSUE                               (000'S)      ($000's)   ($000'S)
-------------------------------------------------------------------------

COMMON STOCK FUND
----------------------------
*EXXONMOBIL CORPORATION COMMON
    STOCK                                118,619               $9,556,257

REGISTERED INVESTMENT COMPANIES:
--------------------------------
*MERRILL LYNCH INSTITUTIONAL FUND        122,945               $  122,945
 MASSACHUSETTS FINANCIAL SERVICES
   COMPANY MFS EMERGING GROWTH FUND        3,007               $  200,266
*MERRILL LYNCH GLOBAL ALLOCATION FUND      5,127               $   71,885
 FRANKLIN CUSTODIAN FUNDS, INC.
   FRANKLIN U.S. GOVERNMENT
   SECURITIES FUND                        13,916               $   90,873
 AIM CHARTER FUND                          5,940               $  109,763
 FRANKLIN TEMPLETON GROUP TEMPLETON
   FOREIGN FUND                            6,505               $   72,989
 FRANKLIN TEMPLETON GROUP TEMPLETON
   DEVELOPING MARKETS TRUST                2,460               $   38,394

COMMON COLLECTIVE TRUSTS:
--------------------------
 BARCLAYS GLOBAL INVESTORS
  EQUITY FUND                              3,251               $1,145,539
 BARCLAYS GLOBAL INVESTORS
  EXTENDED EQUITY INDEX FUND              14,378               $  397,669
*MERRILL LYNCH EQUITY INDEX TRUST          1,734               $  175,436
 BARCLAYS GLOBAL INVESTORS
  BALANCED FUND INDEX FUND                 6,536               $   77,112

OTHER INVESTMENTS:
------------------
 JENNISON EQUITY FUND                     12,225               $1,580,777
*MERRILL LYNCH FLOATING RATE LONG-
   TERM FIXED INCOME FUND                797,029               $  797,029









                                                                EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                             SCHEDULE H - ITEM 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/99
                            (thousands of dollars)


                                         SHARES/                 CURRENT
                                          UNITS         COST       VALUE
FUND/ISSUE                               (000'S)      ($000's)   ($000'S)
-------------------------------------------------------------------------

*PARTICIPANT LOANS
------------------
 (ANNUAL INTEREST RATES
  FROM 6.0% TO 9.0%,
  MAXIMUM PERIOD OF
  REPAYMENT IS 60 MONTHS)                                     $    63,543

                                                              -----------
TOTAL PARTICIPANT-DIRECTED INVESTMENTS                        $16,726,579
                                                              -----------


ESOP FUND:
----------
*EXXONMOBIL CORPORATION COMMON            21,555   $  640,385  $1,736,532
    STOCK (non-participant directed)

                                                   ---------- -----------
TOTAL NON-PARTICIPANT-DIRECTED INVESTMENTS         $  640,385  $1,736,532
                                                   ---------- -----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                     $18,463,111
                                                              ===========



* Party-in-interest as defined by ERISA


















                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                  MATURITY      PAR    AMORTIZED    CURRENT
DESCRIPTION                COUPON   DATE       VALUE      COST       VALUE
---------------------------------------------------------------------------
COMMON ASSET FUND
-----------------

  CORPORATE BONDS
3M DEUTSCHELAND GM 5.75    5.750% 07/30/99 $    3,000 $    3,044 $    3,054
ABBEY NATIONAL             6.250% 06/30/00      6,785      6,798      6,860
AMER EXPR MASTER TR        5.375% 07/15/01     40,255     40,139     40,301
AMER INTL GRP INC M/T/N    6.250% 08/16/99     20,000     19,966     20,135
AMER INTL GRP INC M/T/N    6.050% 11/01/99      5,250      5,245      5,288
AMER INTL GRP INC M/T/N    4.875% 10/30/00      2,588      2,582      2,578
ASSOC CORP NORTH AMER      6.625% 07/15/99      2,325      2,329      2,340
ASSOC CORP N AMER M/T/N    6.470% 05/17/99      3,000      3,000      3,013
ASSOC CORP N AMER M/T/N    5.440% 01/29/99      2,900      2,898      2,900
ASSOC CORP N AMER M/T/N    6.200% 02/15/00      3,500      3,514      3,532
ASSOC CORP N AMER NTS      6.250% 03/15/99      3,725      3,725      3,732
AUSTRIA REP                9.125% 04/25/99      7,000      7,051      7,087
BANC ONE AUTO GRANTOR TR   6.100% 10/15/02      7,059      7,072      7,104
BANC ONE AUTO GRANTOR TR   6.550% 02/15/03      3,407      3,403      3,438
BANC ONE AUTO GRANTOR TR   6.270% 11/20/03     19,538     19,603     19,758
BANC ONE AUTO GRANTOR TR   6.290% 07/20/04     16,258     16,369     16,457
BANKBOSTON RECR VEH        6.390% 01/15/03     14,690     14,760     15,169
BARNETT AUTO TR            6.030% 11/15/01     13,500     13,510     13,591
BARNETT AUTO TR            5.920% 07/15/00      6,787      6,802      6,796
BAYER USA INC              7.750% 10/28/99     10,950     11,088     11,141
BAYERISCHE LANDESBANK
  GIROZENTRALE M/T/N       6.550% 07/19/99     10,000      9,998     10,075
BAYERISCHE LANDESBANK
  GIROZENTRALE M/T/N       6.125% 10/22/99     10,000      9,972     10,120
BAYERISCHE LANDESBANK U S
  FIN M/T/N                6.650% 01/26/00      9,250      9,322      9,429
BAYERISCHE VEREINSBANK     8.125% 01/27/00     25,000     25,407     25,687
BELLSOUTH CAP FDG CORP
  SER A M/T/N              8.650% 10/01/99      2,700      2,744      2,768
BELLSOUTH TELECOMM INC NT  6.500% 02/01/00      4,000      4,015      4,060
BOATMENS AUTO TR 95-A A-3  6.100% 05/15/00      1,544      1,544      1,547
BP AMER INC                9.375% 11/01/00      7,500      8,019      8,052
BP AMER INC M/T/N          6.923% 01/15/99      7,000      7,002      7,003
BP AMERICA INC             5.750% 07/30/01     15,800     16,047     15,978
BRIDGESTONE/FIRESTONE MSTR 6.170% 07/01/03     10,000     10,045     10,124
BRITISH PETROLEUM AMER     9.750% 03/01/99     14,450     14,483     14,540
BRITISH TELECOM FIN INC    9.375% 02/15/99     17,210     17,265     17,286
CALIF INFRASTRUCTURE &     6.160% 06/25/03      2,000      2,000      2,045
CALIF INFRASTRUCTURE &     6.010% 06/25/01      2,978      2,981      2,978
CALIF INFRASTRUCTURE &     6.170% 03/25/03      2,000      2,000      2,028


                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                  MATURITY      PAR    AMORTIZED    CURRENT
DESCRIPTION                COUPON   DATE       VALUE      COST       VALUE
---------------------------------------------------------------------------
CALIF PETE TRANS CORP      7.350% 04/01/00 $   18,160 $   18,481 $   18,614
CASE EQUIP LN TR           6.150% 09/15/02      2,023      2,023      2,025
CHASE CREDIT CD MSTR TR    6.230% 06/15/03      4,126      4,130      4,195
CHASE CREDIT MSTR CD TR    5.550% 09/15/03     15,000     14,950     15,085
CHASE MAN AUTO OWNER TR    6.350% 02/15/01      8,000      7,998      8,063
CHASE MAN AUTO OWNER TR    5.700% 09/17/01      5,000      4,988      5,023
CHASE MAN AUTO OWNER TR    5.750% 10/15/01     10,000      9,999     10,055
CHASE MAN AUTO OWNER TR    5.747% 08/15/00     12,300     12,319     12,342
CHASE MAN CR CD MSTR TR    6.730% 02/15/03     10,500     10,500     10,562
CHASE MAN GRANTOR TR       6.000% 09/17/01      3,349      3,351      3,360
CHASE MAN GRANTOR TR       5.900% 11/15/01      3,989      3,990      3,999
CHASE MAN GRANTOR TR       5.200% 02/15/02      4,166      4,163      4,168
CHESAPEAKE & POTOMAC TEL
  CO MD                    5.875% 09/15/99     11,000     10,980     11,055
CIT RV OWNER TR            5.400% 12/15/11      7,246      7,240      7,256
CITIBANK CR CD MSTR TR I   5.750% 01/15/03     22,825     22,916     23,058
CITIBANK CR CD MSTR TR I   5.850% 04/10/03     11,000     11,037     11,086
CORESTATES HOME EQ TR      5.100% 03/15/09      1,808      1,808      1,794
CR LOCAL DE FRANCE DEB     8.875% 10/18/99     22,871     23,310     23,472
CTS HOME EQUITY LN TR      7.700% 09/15/06      1,845      1,868      1,841
DAIMLER-BENZ AUTO GR TR    5.850% 05/15/02      3,295      3,295      3,296
DAIMLER-BENZ VEH TR        5.850% 07/20/03      9,682      9,686      9,725
DAIMLIER-BENZ AUTO GR TR
  1997-A A                 6.050% 03/20/05      8,048      8,053      8,114
DEUTSCH BANK FIN INC       9.375% 06/21/99      3,469      3,516      3,528
DISCOVER CARD MSTR TR I    5.400% 11/16/01     14,686     14,647     14,694
DISCOVER CARD MSTR TR I    5.800% 09/16/03     12,000     11,964     12,052
DISCOVER CARD MSTR TR I    5.750% 10/16/03      5,000      4,974      5,043
EKSPORTFINANS AS EMTN      7.740% 05/06/99      1,400      1,404      1,411
ELI LILLY AND CO           8.125% 02/07/00     10,000     10,221     10,255
EURO INV BANK              7.625% 03/15/00      1,300      1,325      1,333
EUROPEAN INVT BK M/T/N     8.875% 02/15/99      8,500      8,523      8,535
EUROPEAN INVT BK M/T/N     6.330% 10/01/99     13,000     13,004     13,079
EUROPEAN INVT BK M/T/N     7.350% 06/01/99      9,000      9,031      9,085
FIFTH THIRD AUTO GR TR     6.450% 03/15/02      9,139      9,176      9,221
FIFTH THIRD BK AUTO TR
  1996-A                   6.200% 09/15/01      6,594      6,594      6,629
FIRST SEC AUTO GR TR       6.250% 01/15/01        526        528        526
FIRST SEC AUTO GR TR       6.300% 08/15/03      7,665      7,680      7,669
FIRST SEC AUTO GR TR       5.970% 04/15/04     31,105     31,209     31,343
FIRST SEC AUTO OWNER TR    5.182% 06/15/01     20,000     20,000     20,012
FLEETWOOD CR 1993-B GR TR  4.950% 08/15/08      1,600      1,596      1,594
FLEETWOOD CR 1994-B GR TR  6.750% 03/15/10      1,757      1,753      1,780
FORD CR AUTO OWNER TR      6.750% 09/15/00      6,281      6,282      6,332


                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                  MATURITY      PAR    AMORTIZED    CURRENT
DESCRIPTION                COUPON   DATE       VALUE      COST       VALUE
---------------------------------------------------------------------------
FORD CR AUTO OWNER TR      6.100% 03/15/00 $    2,154 $    2,154 $    2,159
FORD CR AUTO OWNER TR      6.050% 04/15/01      6,075      6,081      6,115
FORD CR AUTO OWNER TR      5.650% 10/15/01     30,450     30,448     30,590
FORD CR AUTO OWNER TR      5.850% 10/15/01     10,000     10,066     10,087
FORD CR AUTO OWNER TR      5.800% 10/15/00     19,073     19,088     19,154
FORD CR AUTO OWNER TR      5.730% 11/15/00      3,100      3,112      3,112
FORD CR GRANTOR TR         5.900% 10/15/00      5,385      5,391      5,398
GE CAP MTG SVCS INC        7.200% 09/15/11        278        298        277
GEN ELEC CAP CORP          8.000% 02/14/00      1,500      1,531      1,542
GEN ELEC CAP CORP E/M/T/N  6.250% 03/27/01      9,419      9,585      9,380
GEN ELEC CAP CANADA        8.750% 10/25/99      2,974      3,037      3,048
GEN ELEC CAP CORP          7.375% 05/09/01      4,000      4,172      4,165
GEN ELEC CAP CORP M/T/N    8.100% 01/26/99      2,000      2,003      2,003
GEN ELEC CAP CORP M/T/N    5.890% 05/15/00     15,000     15,118     15,156
GEN ELEC CAP CORP M/T/N    5.190% 02/12/99      5,000      5,000      4,999
GEN ELEC CAP CORP M/T/N    5.480% 03/01/99      5,000      4,991      5,002
GEN ELEC CAP CORP M/T/N    7.265% 04/10/00      3,900      3,952      4,005
GEN ELEC CAP CORP M/T/N    5.210% 02/09/99      5,000      4,999      4,999
GEN ELEC CAPITAL           6.875% 06/03/99      3,430      3,443      3,447
GMAC GRANTOR TR            6.500% 04/15/02      7,015      7,013      7,075
HALIFAX BUILDING SOCIETY   6.625% 07/26/99     20,000     20,045     19,731
HEWLETT-PACKARD FIN CO M/T 6.500% 12/30/99      8,000      8,040      8,080
HITACHI FINANCE UK PLC     6.625% 06/06/00      5,000      5,021      5,013
HONDA AUTO REC CL A        5.850% 02/15/03     21,088     21,091     21,199
HONDA AUTO REC GRANTOR     5.950% 05/15/03     16,254     16,288     16,360
HOUSEHOLD AFFINITY CR CD   5.600% 05/15/02     27,626     27,536     27,764
IADB                       9.500% 04/11/00      8,700      9,049      9,135
IBRD                       4.500% 08/26/99     10,089      9,995     10,057
INT AMER DEV BANK E/M/T/N  5.300% 12/20/00      2,500      2,533      2,497
INTER AMER BK 5.5 E M/T/N  5.500% 12/19/00      7,000      6,968      7,018
INTER AMERICAN DEV BANK    6.375% 08/01/00      3,150      3,205      3,197
INTER AMER DEV BK M/T/N    5.600% 05/28/99     26,930     26,858     26,964
INTER-AMERICAN DEV BK      3.100% 09/17/01      3,000      2,880      2,829
INTL BK FOR RECON & DEV
  COLTS                    9.625% 04/28/99      5,000      5,048      5,075
INTL TELECOM SATELLITE     6.750% 01/19/00     17,355     17,449     17,572
INTL BANK RECON DEV 3.0    3.000% 02/05/01     14,900     14,203     14,211
KEY AUTO FIN TR            6.150% 10/15/01      6,000      5,999      6,054
KEY AUTO FIN TR            6.050% 09/15/03      8,000      8,014      8,043
KEY AUTO FINANCE TR        5.850% 03/15/03        533        533        534
KEY AUTO FINANCE TR        6.150% 03/15/04      9,641      9,671      9,751
KEYCORP AUTO GRANTOR TR    5.800% 07/15/00        914        914        914
KFW INTL FIN INC           9.500% 12/15/00     12,710     13,549     13,736
KFW INTL FIN INC           9.125% 05/15/01      1,525      1,674      1,658


                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                  MATURITY      PAR    AMORTIZED    CURRENT
DESCRIPTION                COUPON   DATE       VALUE      COST       VALUE
---------------------------------------------------------------------------
KFW INTL FIN INC GTD NT    8.850% 06/15/99 $   21,180 $   21,448 $   21,530
KFW INTL FIN INC-M/T/N     9.020% 02/23/99      5,000      5,018      5,025
KFW INTL FIN 8.125 GTD NTS 8.125% 10/30/01      3,000      3,255      3,218
KIMBERLY CLARK CORP        9.000% 08/01/00      5,000      5,220      5,288
KIMBERLY CLARK CORP        8.625% 05/01/01      8,350      8,848      8,980
KREDIETBANK INTL FIN       6.125% 04/29/99     20,000     19,984     20,360
LBK RHEIN-PFALZ GI M/T/N   6.100% 10/28/99     32,100     32,037     32,221
LILLY ELI & CO M/T/N       7.100% 02/16/99      1,000      1,001      1,002
MBNA MASTER CR CARD TR     5.400% 09/15/00      7,131      7,105      7,119
MCDONALDS COR M/T/N SER B  8.375% 10/29/99      2,100      2,134      2,154
MCDONALDS CORPORATION      6.625% 12/20/99      1,540      1,549      1,553
MERRILL LYNCH & CO INC     6.700% 08/01/00      2,840      2,877      2,894
MERRILL LYNCH & CO INC M/T 6.380% 07/18/00      6,400      6,477      6,488
MERRILL LYNCH & CO INC M/T 6.250% 07/25/00      4,755      4,817      4,826
MERRILL LYNCH & CO INC M/T 6.330% 08/25/00      1,000      1,008      1,017
MMCA AUTO OWNER TR         5.700% 11/15/00        857        858        857
MORGAN J P & CO INC M/T/N  6.000% 03/18/99     20,000     19,987     20,022
NATIONSBANK AUTO GR TR     5.850% 06/15/02      3,575      3,575      3,588
NATIONSBANK AUTO OWNR TR   6.375% 07/15/00     11,212     11,213     11,237
NATL AUSTRALIA BK 6.00     6.000% 03/26/99      6,000      5,998      6,008
NAVISTAR FIN 95-A OWNR TR  6.550% 11/20/01      1,381      1,385      1,382
NEW ENGLAND TEL & TEL CO   6.150% 09/01/99      2,000      1,994      2,014
NIPPON TEL & TEL           9.000% 07/19/99      2,630      2,664      2,676
NISSAN AUTO REC GR TR      6.100% 08/15/01      3,621      3,623      3,628
NORWEST AUTOMOBILE TR      5.900% 03/15/00     11,055     11,052     11,070
NORWEST CORP M/T/N         7.125% 04/01/00      1,400      1,419      1,428
NORWEST CORP M/T/N         7.125% 09/09/99      3,000      3,012      3,038
NORWEST CORP M/T/N         7.625% 10/15/99      1,000      1,013      1,018
NORWEST CORP M/T/N         6.250% 04/15/99      6,150      6,153      6,172
NORWEST FINL INC           7.250% 03/15/00      2,500      2,538      2,553
NORWEST FINL INC M/T/N     6.375% 10/01/99      4,250      4,243      4,286
OEST KONTROLLBANK 7.50     7.500% 11/15/99      2,733      2,794      2,781
OESTERREICHE KONTROLBANK   9.125% 07/12/00      9,500      9,885     10,014
OESTERREICHISCHE
  KONTROLLBANK  M/T/N      8.700% 07/13/99      8,000      8,092      8,152
OLYMPIC AUTO REC TR        6.850% 06/15/01      1,362      1,362      1,363
PITNEY BOWES CR CORP M/T/N 6.540% 07/15/99     10,000     10,014     10,071
PNC STUDENT LN TR I        6.138% 01/25/00     16,565     16,587     16,608
PREMIER AUTO TR            5.690% 06/08/02     12,000     11,999     12,089
PREMIER AUTO TR            5.630% 08/06/01     10,000      9,999     10,047
PREMIER AUTO TR            6.000% 05/06/00      1,048      1,049      1,049
PREMIER AUTO TR            6.350% 01/06/00        861        861        862
PREMIER AUTO TR            6.500% 03/06/00      7,103      7,108      7,118
PREMIER AUTO TR            6.250% 08/06/01      1,000      1,004      1,006


                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                  MATURITY      PAR    AMORTIZED    CURRENT
DESCRIPTION                COUPON   DATE       VALUE      COST       VALUE
---------------------------------------------------------------------------
PREMIER AUTO TR            6.120% 06/06/00 $   14,237 $   14,236 $   14,282
PREMIER AUTO TR            5.770% 01/06/02     14,000     14,000     14,095
PREMIER AUTO TR            6.150% 03/06/00      3,084      3,085      3,089
PROCTER & GAMBLE CO        8.700% 08/01/01      1,900      2,072      2,062
PROCTER & GAMBLE CO NT     9.625% 01/14/01     21,790     23,316     23,724
RABOBANK NEDERLAND M/T/N   5.950% 10/06/99     15,000     14,999     15,109
ROCKWELL INTL CORP         8.875% 09/15/99     10,250     10,453     10,501
ROCKWELL INTL CORP NT      8.375% 02/15/01      1,000      1,050      1,060
SEARS CR ACCT MSTR TR II   6.250% 01/15/03      6,167      6,196      6,173
SEARS CR ACCT MSTR TR II   6.500% 10/15/03     18,333     18,331     18,443
SHELL CDA LTD CDN$ DEB     8.875% 01/14/01      4,500      4,764      4,815
SHELL OIL CO NT            6.625% 07/01/99      8,800      8,806      8,862
SW BELL TEL CO             6.375% 04/01/01      3,200      3,230      3,276
SW BELL TEL CO M/T/N       6.400% 08/18/99      4,000      4,008      4,028
STANDARD CR CD MSTR TR     5.500% 02/07/00     16,750     16,749     16,751
STANDARD CR CD MSTR TR 1   6.800% 04/07/01      2,000      2,001      2,008
STANDARD CR CD MSTR TR I   5.900% 02/07/01     27,425     27,421     27,444
STATOIL                    6.625% 09/27/99     10,000     10,052     10,075
STATOIL                    6.250% 10/10/00      2,640      2,656      2,666
TMS HOME EQUITY LN TR      5.175% 07/15/06        612        620        610
TOKYO METROPOLIS JAPAN     8.700% 10/05/99      2,000      2,034      2,050
TOYOTA AUTO RECEIVABLES    6.300% 07/20/01      6,613      6,614      6,635
TOYOTA AUTO REC GR TR      6.450% 04/15/02     14,555     14,575     14,685
UNILEVER 6.625 29MAY2001   6.625% 05/29/01      4,500      4,648      4,611
UNILEVER CAPITAL CORP      9.250% 03/29/00     29,700     30,591     30,999
UNILEVER NV EURO MTN US$   8.000% 12/08/99      7,000      7,124      7,158
UNITED PARCEL SERV         6.250% 07/07/00     27,904     28,068     28,183
USAA AUTO LN GRANTOR TR    5.800% 01/15/05     12,426     12,419     12,519
USAA AUTO LN GRANTOR TR    6.000% 05/15/04      8,362      8,391      8,415
USAA CAP CORP M/T/N        6.550% 09/20/99     10,000     10,027     10,097
WACHOVIA BK N C N A M/T/N  7.050% 06/09/99     15,000     15,038     15,117
WACHOVIA BK N C N A M/T/N  7.000% 05/12/99      5,800      5,806      5,836
WACHOVIA BK N C N A M/T/N  5.375% 01/04/99      5,650      5,650      5,650
WACHOVIA BK N C N A M/T/N  6.000% 03/15/99      2,450      2,450      2,454
WACHOVIA BK N C N A M/T/N  5.400% 02/20/01      5,000      5,004      5,003
WACHOVIA BK N C N A M/T/N  5.840% 11/29/99      5,000      5,001      5,029
WACHOVIA BK N C N A M/T/N  6.700% 04/14/99      1,000      1,001      1,004
WAL MART STORES            9.100% 07/15/00     26,651     27,909     28,244
WAL MART STORES            6.125% 11/21/00      5,701      5,736      5,758
WAL MART STORES INC NT     6.125% 10/01/99      4,000      3,996      4,022
WAL-MART STORES INC        8.625% 04/01/01      4,711      5,072      5,066

                                         ----------- ----------- ----------
   TOTAL CORPORATE BONDS                   $1,741,782 $1,753,757 $1,762,828


                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                  MATURITY      PAR    AMORTIZED    CURRENT
DESCRIPTION                COUPON   DATE       VALUE      COST       VALUE
---------------------------------------------------------------------------

   GOVERNMENT BONDS

FED FARM CR BKS CONS M/T/N 5.500% 04/01/99 $   15,000 $   15,017 $   15,012
FED FARM CR BKS CONS M/T/N 6.450% 04/03/00      1,700      1,731      1,729
FED FARM CR BKS CONS M/T/N 5.800% 10/10/00      1,700      1,725      1,723
FED FARM CR BKS CONS M/T/N 5.570% 03/23/01      6,500      6,575      6,579
FED FARM CR BKS CONS M/T/N 6.280% 06/20/01      1,800      1,865      1,851
FED FARM CR BKS CONS M/T/N 5.560% 08/27/01     19,980     20,461     20,255
FED FARM CR BKS CONS M/T/N 4.850% 10/23/01     15,000     15,112     14,925
FED HOME LN BANK NT        7.280% 07/25/01      2,000      2,122      2,106
FED HOME LN BKS            5.500% 04/14/00      2,050      2,065      2,063
FED HOME LN BKS            5.500% 07/14/00      8,445      8,507      8,507
FED HOME LN BKS            5.620% 08/10/00      1,000      1,010      1,010
FED HOME LN BKS            5.040% 10/26/00      3,000      2,997      3,003
FED HOME LN BKS            5.710% 03/16/01      1,250      1,266      1,269
FED HOME LN BKS            5.750% 04/30/01      2,515      2,573      2,553
FED HOME LN BKS            5.630% 06/22/01      1,305      1,333      1,322
FED HOME LN BKS            5.610% 06/22/01     10,000     10,211     10,128
FED HOME LN BKS            6.580% 09/20/01      1,000      1,047      1,038
FED HOME LN BKS CONS       6.360% 03/21/01      1,000      1,034      1,028
FED HOME LN BKS CONS BD    6.145% 01/28/00      3,000      3,044      3,038
FED HOME LN BKS CONS BD    6.670% 04/06/01      1,000      1,041      1,034
FED HOME LN BKS CONS BD    7.260% 09/06/01      4,125      4,383      4,350
FED HOME LN BKS DEB        5.890% 07/24/00      1,000      1,014      1,013
FED HOME LN BKS DEB        5.010% 09/21/00     19,675     19,685     19,684
FED HOME LN BKS DEB        4.960% 09/29/00      2,000      2,002      1,998
FED HOME LN BKS DEB        4.395% 10/23/00     15,000     14,862     14,850
FED HOME LN BKS DEB        4.735% 12/15/00     11,225     11,187     11,174
FED HOME LN BKS DEB        4.885% 12/28/00      1,410      1,405      1,408
FED HOME LN BKS DEB        4.630% 10/09/01     20,000     19,968     19,785
FED HOME LN BKS DEB        4.955% 11/20/01     10,000      9,968      9,977
FED HOME LN BKS M/T/N      8.000% 09/11/01      1,000      1,082      1,073
FED HOME LN MTG CORP DEB   4.950% 02/22/99      5,000      4,996      4,998
FED HOME LN MTG CORP DEB   6.565% 05/23/01      1,000      1,041      1,034
FED HOME LN MTG CORP NTS   4.950% 02/22/99     10,000      9,986      9,997
FED HOME LOAN              5.520% 01/22/01      1,000      1,011      1,010
FED HOME LOAN BANK         9.300% 01/25/99      8,280      8,297      8,299
FED HOME LOAN BANK CONS BD 5.500% 08/13/01     10,000     10,085     10,108
FED HOME LOAN MTG          6.000% 04/25/00     17,600     17,907     17,796
FED NATL MTG ASSN DEB      8.550% 08/30/99      5,120      5,197      5,235
FED NATL MTG ASSN DEB      7.680% 11/22/99      2,465      2,496      2,523
FED NATL MTG ASSN DISCT    0.000% 04/01/99     10,000      9,768      9,772
FED NATL MTG ASSN M/T/N    5.200% 01/25/99      5,000      5,000      5,000


                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                  MATURITY      PAR    AMORTIZED    CURRENT
DESCRIPTION                COUPON   DATE       VALUE      COST       VALUE
---------------------------------------------------------------------------
FED NATL MTG ASSN M/T/N    5.090% 02/08/99 $    5,000 $    5,000 $    5,000
FED NATL MTG ASSN M/T/N    4.950% 02/22/99     10,000      9,995      9,997
FED NATL MTG ASSN M/T/N    4.940% 02/23/99      5,000      4,992      4,998
FED NATL MTG ASSN M/T/N    5.400% 03/12/99      5,000      4,995      5,002
FED NATL MTG ASSN M/T/N    5.550% 03/12/99      2,030      2,027      2,032
FED NATL MTG ASSN M/T/N    6.000% 03/26/99      5,000      4,999      5,009
FED NATL MTG ASSN M/T/N    6.090% 06/14/99      5,000      4,999      5,023
FED NATL MTG ASSN M/T/N    6.070% 07/01/99      5,000      4,999      5,026
FED NATL MTG ASSN M/T/N    5.550% 08/10/00      5,000      5,078      5,043
FED NATL MTG ASSN M/T/N    5.490% 08/18/00      8,960      9,036      9,030
FED NATL MTG ASSN M/T/N    5.200% 09/14/00     22,000     22,227     22,076
FED NATL MTG ASSN M/T/N    4.450% 10/16/00      5,000      4,956      4,955
FED NATL MTG ASSN M/T/N    4.720% 12/11/00      5,000      4,983      4,976
FED NATL MTG ASSN M/T/N    6.180% 03/15/01      1,500      1,546      1,537
FED NATL MTG ASSN M/T/N    6.160% 04/03/01      6,000      6,165      6,141
FED NATL MTG ASSN M/T/N    6.400% 05/02/01      5,350      5,521      5,506
FED NATL MTG ASSN M/T/N    6.375% 08/14/01      1,000      1,040      1,032
FED NATL MTG ASSN M/T/N    6.650% 09/04/01      1,210      1,268      1,258
FED NATL MTG ASSN POOL #   9.550% 03/10/99      1,800      1,809      1,814
FED NATL MTG ASSN POOL
  #190778                  6.000% 05/01/01      8,528      8,499      8,526
FED NATL MTG ASSN POOL
  #247817                  6.000% 11/01/00      1,189      1,183      1,189
FED NATL MTG ASSN POOL
  #303277                  6.000% 06/01/01     20,470     20,423     20,464
FED NATL MTG ASSN POOL
  #313201                  6.000% 06/01/01     14,086     14,071     14,106
FED NATL MTGE ASSN         8.700% 06/10/99      1,000      1,005      1,015
FEDL HOME LOAN MTG CORP    7.900% 09/19/01      1,875      2,025      2,009
FEDL HOME LOAN MTG CORP
  GRP #G40276              6.500% 12/01/99      5,196      5,244      5,194
FEDL HOME LOAN MTG CORP
  GRP #G40343              5.500% 12/01/00     18,788     18,837     18,757
FEDL HOME LOAN MTG CORP
  GRP #L80028              6.000% 07/01/00      1,266      1,267      1,267
FEDL HOME LOAN MTG CORP
  GRP #M80142              6.000% 10/01/99      1,625      1,632      1,623
FEDL HOME LOAN MTG CORP
  GRP #M80169              6.000% 05/01/00      3,505      3,519      3,509
FEDL HOME LOAN MTG CORP
  GRP #M80306              5.500% 01/01/01      3,913      3,927      3,907
FEDL HOME LOAN MTG CORP
  GRP #N93561              6.000% 05/01/00      1,453      1,452      1,454



                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                  MATURITY      PAR    AMORTIZED    CURRENT
DESCRIPTION                COUPON   DATE       VALUE      COST       VALUE
---------------------------------------------------------------------------
FEDL HOME LOAN MTG CORP
  GRP #N94196              6.000% 08/01/00 $      788 $      794 $      788
INTER AMERN DEV BK         8.500% 05/01/01      7,800      8,343      8,400
STUDENT LN MKTG ASSN NT    4.500% 08/02/99     35,575     35,221     35,475
                                           ---------- ---------- ----------
   TOTAL GOVERNMENT BONDS                  $  492,052 $  495,153 $  494,395

   CERTIFICATE OF DEPOSITS

BANKERS TR CO C/D          5.800% 02/08/99 $   10,000 $    9,997 $   10,012
BAYERISCHE LANDESBANK
  N Y INSTL C/D            5.220% 02/12/99      5,000      5,001      5,001
GREENWOOD TR CO DEL C/D    5.800% 03/20/00     15,000     14,958     15,146
GREENWOOD TR CO DEL C/D    5.100% 10/09/00     10,000      9,964      9,965
                                           ---------- ---------- ----------
   TOTAL CERTIFICATE OF DEPOSITS           $   40,000 $   39,920 $   40,124
                                           ---------- ---------- ----------
   TOTAL FIXED INCOME
     SECURITIES                            $2,273,834 $2,288,830 $2,297,347

   SHORT TERM INVESTMENTS
  COMMERCIAL PAPER
AMER EXPR CR CORP CPDS        N/A 01/04/99 $   35,000 $   34,910 $   34,904
ASSOC CORP OF NA C/P DISC     N/A 01/04/99     10,000      9,928      9,926
GEN ELEC CAP CORP CPIB     5.040% 01/12/99     20,000     20,000     20,000
GEN MTRS ACCEP CORP C/P CPDS  N/A 01/05/99     60,000     59,844     59,836
                                           ---------- ---------- ----------
  TOTAL COMMERCIAL PAPER                   $  125,000 $  124,682 $  124,666

COLL SHORT TERM INVST FD      N/A      N/A $   37,013 $   37,013 $   37,013
CS FIRST BOSTON MSTR NOTE INC N/A      N/A         24         24         24
GOLDMAN SACHS & CO MSTR NOTE  N/A      N/A     24,000     24,000     24,000
                                           ---------- ---------- ----------
   TOTAL SHORT TERM
   INVESTMENTS                             $  186,037 $  185,719 $  185,703











                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                  MATURITY      PAR    AMORTIZED    CURRENT
DESCRIPTION                COUPON   DATE       VALUE      COST       VALUE
---------------------------------------------------------------------------

PARTICIPANT LOANS
 (ANNUAL INTEREST RATES
  FROM 9.0 TO 6.5,
  MAXIMUM PERIOD OF
  REPAYMENT IS
  60 MONTHS)                  N/A          $  152,716 $  152,716 $  152,716
                                           ---------- ---------- ----------
TOTAL COMMON ASSET
    INVESTMENTS                            $2,612,587 $2,627,265 $2,635,766
                                           ========== ========== ==========



































                                                                  EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/98
                            (thousands of dollars)



                                          SHARES/                   CURRENT
                                          UNITS          COST        VALUE
FUND/ISSUE                               (000'S)       ($000's)    ($000'S)
-------------------------------------------------------------------------
EXXON CORPORATION PREFERRED
 STOCK FUND
---------------------------
EXXON CORPORATION CLASS
 A PREFERRED STOCK
 (thousands of shares)                     1,719      $105,700     $251,359

 SHORT TERM INVESTMENTS
BEAR STEARNS MASTER NOTE                 $ 1,964      $  1,964     $  1,964
COLL SHORT TERM INVST FD                     963           963          963
GEN ELEC CAP CORP DISC C/P CPDS 01/19/99  17,000        16,918       16,918
MORGAN STANLEY GRP INC MSTR NOTE           1,000         1,000        1,000
                                        --------       -------     --------
 TOTAL SHORT TERM INVESTMENTS            $20,927        20,845       20,845
                                        --------       -------     --------

 TOTAL PREFERRED STOCK FUND                           $126,545     $272,204

EXXON CORPORATION COMMON
 STOCK FUND
---------------------------
EXXON CORPORATION COMMON
  STOCK (thousands of shares)             81,205    $2,475,960   $5,938,151

EQUITY PORTFOLIO FUND
---------------------
BARCLAYS GLOBAL INVESTORS
  EQUITY FUND
  (thousands of units)                     3,417    $  422,547   $  994,460

EXTENDED MARKET PORTFOLIO
  FUND
---------------------
BARCLAYS GLOBAL INVESTORS
  EXTENDED EQUITY INDEX
  FUND (thousands of units)               16,483    $  240,892   $  343,988









                                                                EXHIBIT 3

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                              DECEMBER 31, 1998

                           (thousands of dollars)






Identity of Party Involved:     Exxon Corporation

Description of Asset:           Exxon Corporation Common Stock


  Total          Total          Total           Total
 Number         Number         Dollar           Dollar
   Of             of          Value of         Value of         Net
Purchases       Sales        Purchases           Sales         Gain
---------    ---------       ---------         --------      -------

 922,195     1,337,437        $57,005           $99,144      $14,683



Schedule prepared following the alternative format prescribed at 29 CFR 2520.103-6(d)(2) for a series of transactions involving securities of the same issue as described at 29 CFR 2520.103-6(c)(1)(iii).




























                     Report of Independent Accountants

To the Trustee of the Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Exxon Corporation and Participating Affiliates (the "Plan") at December 31, 1999, December 31, 1998, and November 30, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the one month period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Houston, Texas
June 23, 2000















                                  SIGNATURE
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                                     THRIFT PLAN OF EXXON CORPORATION

                                     AND PARTICIPATING AFFILIATES

                                     (Name of Plan)


                                     /s/  J. E. Bayne
                                     ___________________________________

                                     J. E. Bayne
                                     Pursuant to delegation by
                                     Administrator-Finance

Dated:  June 23, 2000



































                               EXHIBIT INDEX
                               -------------


EXHIBIT                                                   SUBMISSION MEDIA

23.  Consent of PricewaterhouseCoopers LLP,                    Electronic
     Independent Accountants,
     Dated June 23, 2000


















































                                 EXHIBIT 23

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72955) of Exxon Mobil
Corporation of our report dated June 23, 2000 relating to the financial statements of the Thrift Plan of Exxon Corporation and Participating Affiliates, which appears in this Form 11-K.


PricewaterhouseCoopers LLP
Houston, Texas
June 23, 2000










































                                    -38-